1. Name and Address of Reporting Person:  Marilyn A. Schroeder
15406 Lloyd Lane  Mead WA  99021
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:  ###-##-####
4. Statement for Month/Year:  August 1998
5.
6. Relationship of Reporting Person to Issuer: Director, Officer - Vice-President/Treasurer

Non Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Security:  Common Stock
2. Transaction Date:  8/26/98
3. Transaction Code:  P
4. Securities Acquired:  Amount  1,000   (A) Acquired    Price  $0.28
5. Amount of Securities Beneficially Owned at End of Month: 114,996
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A

Derivative Securities Acquired, Disposed of, or beneficially Owned
N/A